SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO-C

TENDER OFFER STATEMENT UNDER SECTION 14(d) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

GEORGIA-PACIFIC CORPORATION

(Name of Subject Company (Issuer))

GEORGIA-PACIFIC CORPORATION

(Names of Filing Persons (Offeror)

Certain Options to Purchase Georgia-Pacific Group Common Stock, Par Value $0.80 Per Share, and Certain Stock
Appreciation Rights

(Title of Class of Securities)

373298108

(CUSIP Number of Class of Securities)
(Underlying Common Stock)

Kenneth F. Khoury, Esq.
Vice President, Deputy General Counsel and Secretary
GEORGIA-PACIFIC CORPORATION
133 Peachtree Street, N.E.
Atlanta, Georgia 30303
(404) 652-4000

Copy To:

Cal Smith, Esq.
Troutman Sanders LLP
600 Peachtree Street, Suite 5200
Atlanta, Georgia 30308
Telephone: (404) 885-3352

(Name, Address and Telephone Numbers of Person
Authorized to Receive Notices and Communications on Behalf of Filing Persons)

CALCULATION OF FILING FEE*

Transaction
Valuation	Amount of Filing Fee

Not Applicable	Not Applicable

*     No filing fee is required because this filing contains only preliminary communications made before the commencement of a tender offer.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identifying the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not Applicable	Filing Party:	Not Applicable
Form or Registration No.:	Not Applicable	Date Filed:	Not Applicable

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

     Attached hereto is a letter to eligible employees from A. D. Correll, Chairman and Chief Executive Officer of Georgia-Pacific Corporation, and a Question and Answer Information Sheet delivered to eligible employees on April 4, 2003, regarding Georgia-Pacific’s plan to offer to eligible employees the opportunity to exchange certain outstanding (i) stock options for a lesser number of shares of restricted stock and (ii) stock appreciation rights, or “SARs” for a lesser number of replacement SARs (the “Exchange Program”). The attached document does not constitute an offer to holders of eligible options and/or SARs to participate in the Exchange Program.

     Georgia-Pacific has filed and distributed a proxy statement in connection with the annual meeting of shareholders to approve certain amendments to various Georgia-Pacific employee benefit plans to permit the Exchange Program. Georgia-Pacific’s proxy statement contains important information regarding the proposals related to this exchange offer and should be read carefully by shareholders prior to voting. Georgia-Pacific has not commenced the exchange offer referred to in this communication and will not complete the exchange offer unless the shareholders approve related proposals at the annual meeting to be held on May 6, 2003. At the time the exchange offer is commenced, eligible employees will be sent written materials explaining the precise terms and timing of the exchange offer. Eligible employees are urged to read these written materials carefully when they become available, because they will contain important information about the exchange offer. Upon commencement of the exchange offer, Georgia-Pacific will file the written materials relating to the exchange offer with the Securities and Exchange Commission as part of a tender offer statement on Schedule TO. Eligible employees, as well as shareholders and members of the public, will be able to obtain these written proxy materials, tender offer materials and other documents filed by Georgia-Pacific with the Securities and Exchange Commission free of charge from the Securities and Exchange Commission’s website at www.sec.gov. Shareholders may obtain a written copy of the proxy statement for the annual meeting by calling the Georgia-Pacific Investor Relations Department at (404) 652-5555. Holders of eligible options and eligible stock appreciation rights may obtain a written copy of the tender offer materials, when available, by calling Equiserve Trust Company, N.A., at 1-888-700-3837, or by writing to Equiserve at 525 Washington Boulevard, 6th Floor, Jersey City, New Jersey 07310, Attention: Georgia-Pacific Exchange Program.

Item 12. Exhibits

Exhibit
Number	Description of Exhibits

(a)(1)	Letter to Eligible Employees from A.D. Correll, Chairman and Chief Executive Officer and Question and Answer Information Sheet for Eligible Employees of Georgia-Pacific Corporation.

EXHIBIT INDEX

Exhibit
Number	Description of Exhibits

(a)(1)	Letter to Eligible Employees from A.D. Correll, Chairman and Chief Executive Officer and Question and Answer Information Sheet for Eligible Employees of Georgia-Pacific Corporation.